Exhibit 99

October 16, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Earnings call for the unaudited financial results for the quarter and half year ended September 30, 2024

Wse wish to inform you that the Bank will host an earnings call with analysts and investors at 18:00 hours (IST) on October 19, 2024, wherein the senior management of the Bank will discuss the financial results with the participants.

Conference call- Dial in information:

Date	October 19, 2024
Time	18:00 hours (IST)
India / Universal Number	+91 22 6280 1329 / +91 22 7115 8230
International Toll Free numbers	USA: 18667462133 UK: 08081011573	Singapore: 8001012045 Hong Kong: 800964448
Pre-registration details (to avoid wait time)	https://ccreservations.com/hdfcbank/
Nature of the meeting	Group meeting

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight